Exhibit 99.3

David E. Lazar Announces Ownership Interest in Minim, Inc.

NEW YORK, January 30, 2024, David E. Lazar, an experienced private investor, today filed a Schedule 13D announcing his acquisition of 2,000,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) of Minim, Inc. (“Minim” or the “Company”). Each share of Series A Preferred Stock is convertible into 1.4 shares of the Company’s common stock (“Common Stock”). In addition, as part of the acquisition, the Company issued Mr. Lazar warrants to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein. The conversion and exercise of the Series A Preferred Stock and the warrants, as applicable, into shares of Common Stock are subject to stockholder approval. Mr. Lazar issued the following statement:

“I am pleased to announce my significant investment in Minim given the meaningful opportunity I believe the Company represents and am eager to begin working with the Board of Directors and management to actively explore potential strategic options to drive shareholder value.”

About David E. Lazar

David E. Lazar is an experienced private investor who brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:

David E. Lazar

david@activistinvestingllc.com